Exhibit 12

RR Donnelley & Sons Company

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years ended December 31,
	2015	2014	2013	2012	2011
Earnings available for fixed charges:
Earnings (loss) from continuing operations before income taxes and noncontrolling interests	$267.8	$147.1	$209.0	$(640.0)	$(237.4)
Less: Equity (loss) income of minority-owned companies included in earnings (loss) from continuing operations before income taxes and noncontrolling interests	0.2	0.4	0.1	0.2	(1.1)
Less: (Loss) income attributable to noncontrolling interests	(12.7)	3.4	7.0	(2.2)	1.5
Add: Fixed charges before capitalized interest	338.6	342.4	322.2	314.4	307.4
Add: Amortization of capitalized interest	3.5	3.2	3.4	3.4	3.5
Total earnings available for fixed charges	$622.4	$488.9	$527.5	$(320.2)	$73.1
Fixed charges:
Interest expense	$281.3	$291.0	$272.9	$267.0	$257.0
Interest portion of rental expense	57.3	51.4	49.3	47.4	50.4
Total fixed charges before capitalized interest	338.6	342.4	322.2	314.4	307.4
Capitalized interest	3.9	3.6	3.1	4.1	2.9
Total fixed charges	$342.5	$346.0	$325.3	$318.5	$310.3
Ratio of earnings to fixed charges (a)	1.82	1.41	1.62	(1.01)	0.24

(a)	In 2012 and 2011 earnings (loss) were inadequate to cover fixed charges by $638.7 million and $237.2 million, respectively, due to certain charges in each year.